Simon

Worldwide

Inc.

August 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mr. Jay Williamson
Ms. Pam Howell

Re:	Simon Worldwide, Inc.
Registration Statement on Form S-1 (File No. 333-189020)

Acceleration Request

Requested Date/Time: August 27, 2013, 1:00 p.m. Eastern

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Simon Worldwide, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), be declared effective on August 27, 2013, at 1:00 p.m. Eastern time, or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Robert B. Knauss and Michael E. Greaney of Munger, Tolles & Olson LLP, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

18952 MacArthur Blvd., Suite 470, Irvine, CA 92612 Tel: (949) 251-4660

U.S. Securities and Exchange Commission

August 26, 2013

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the proposed public offering of the registered securities.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Knauss at (213) 683-9137 or Mr. Greaney at (213) 683-9211. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Knauss via facsimile at (213) 683-5137 and via mail at Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560.

*        *        *

U.S. Securities and Exchange Commission

August 26, 2013

Please direct any questions or comments regarding this acceleration request to Mr. Knauss at (213) 683-9137 or Mr. Greaney at (213) 683-9211.

Very truly yours, Simon Worldwide, Inc.

/s/ Anthony M. Espiritu
By: Title:	Anthony M. Espiritu Chief Financial Officer and Controller

cc:	Greg Mays, Chief Executive Officer

Terrence Wallock, Acting General Counsel and Secretary

Robert B. Knauss, Munger, Tolles & Olson LLP

Michael E. Greaney, Munger, Tolles & Olson LLP